Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the proxy statement of Data Domain, Inc. that is made a part of Amendment No. 3 to the Registration Statement (Form S-4 No. 333-159722) and related Prospectus of NetApp, Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated March 12, 2009, with respect to the consolidated financial statements and schedule of Data Domain, Inc. and the effectiveness of internal control over financial reporting of Data Domain, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California
June 30, 2009